Exhibit 99.1

Suite 3400 - 555 Burrard St. Vancouver, BC, V6C 2X8 Tel: (604) 696-3000 Fax: (604) 696-3001
Toronto Stock Exchange: G	New York Stock Exhchage: GG

(All Amounts in $US unless stated otherwise)

GOLDCORP OPERATING CASH FLOW EXCEEDS $1.2 BILLION ON
RECORD 2009 GOLD PRODUCTION

VANCOUVER, BRITISH COLUMBIA, MARCH 11, 2010 – GOLDCORP INC. (TSX: G, NYSE: GG) today reported gold production of 601,300 ounces at a total cash cost1 of $289 per ounce for the quarter ended December 31, 2009.  Fourth quarter adjusted net earnings2 amounted to $182.7 million, or $0.25 per share, and operating cash flows before working capital changes3 for the fourth quarter was $307.6 million or $0.42 per share. For the year, Goldcorp produced 2.42 million ounces of gold at a total cash cost of $295 per ounce, generating adjusted net earnings of $588.2 million or $0.80 per share and operating cash flows before working capital changes of $1.2 billion or $1.61 per share.

Fourth Quarter 2009 Highlights:
•	Revenues increased by 28% over the 2008 fourth quarter, to $778.3 million on gold sales of 573,100 ounces.
•	Operating cash flows before working capital changes totaled $307.6 million, or $0.42 per share.
•	Total cash costs were $289 per ounce on a by-product basis, and $422 per ounce on a co-product basis.
•	Dividends of $33.0 million were paid.
•	Cash and equivalents amounted to $874.6 million with $879.2 million of debt at December 31, 2009.

Full-Year 2009 Highlights:
•	Revenues increased by 13% over 2008, to $2.7 billion on gold sales of 2.3 million ounces.
•	Total cash costs were $295 per ounce on a by-product basis, and $391 per ounce on a co-product basis.

•	Operating cash flows before working capital changes totaled $1.2 billion, or $1.61 per share, a 29% increase over 2008.
•	Dividends of $131.7 million were paid.
•	Two strategic acquisitions were closed subsequent to year end, the Camino Rojo project near Peñasquito and the El Morro project in Chile.

“Achieving record gold production at the lowest cash costs of any major gold mining company while increasing gold reserves for a sixth consecutive year made 2009 a very successful year for Goldcorp,” said Chuck Jeannes, President and Chief Executive Officer.  “In addition, we brought one of our cornerstone mines, Peñasquito, into operational production on time and on budget and repositioned another, the prolific Red Lake mine, for long term success.  With Pueblo Viejo advancing on time toward first gold production in late 2011, the three major drivers of our five-year, 57% growth profile remain well on track.  We also enhanced our outstanding project pipeline with the recent closing of two acquisitions that brought us the Camino Rojo project near Peñasquito and the El Morro project in Chile.  In a gold price environment exhibiting sustained strength well above $1,000 per ounce, our peer-leading cash margins will produce the necessary internally generated cash flows to build these growth opportunities.”

Financial Review

Revenues in the fourth quarter of 2009 increased to $778.3 million compared to $609.0 million in the same period in 2008, due primarily to higher realized gold, silver and copper prices.  Gold production in the fourth quarter was 601,300 ounces.  Driven by higher by-product credits for silver and copper, total cash costs net of by-product credits were $289 per gold ounce compared with $323 per gold ounce in the year-ago quarter while total cash costs on a co-product basis increased to $422 per gold ounce in the fourth quarter from $358 per gold ounce in the same period in 2008.

The Company reported fourth quarter net earnings of $66.7 million, or $0.09 per share compared to net earnings of $958.1 million, or $1.31 per share in the fourth quarter of 2008.  Adjusted net earnings for the fourth quarter totaled $182.7 million, or $0.25 per share compared to $84.4 million, or $0.12 per share in the fourth quarter of 2008.  Adjusted net earnings primarily exclude the effect of a non-cash foreign exchange loss on revaluation of future income tax liabilities and gain and losses on securities.  Adjusted net earnings for the same period in 2008 primarily exclude the effect of a non-cash foreign exchange gain on revaluation of future income tax liabilities and an unrealized loss on securities.  Non-cash stock option expense of $10.5 million or $0.01 per share has not been excluded in calculating adjusted net earnings.  Operating cash flows before working capital changes were $307.6 million, or $0.42 per share, compared to $230.5 million, or $0.32 per share, in the fourth quarter of 2008.

For the twelve months ended December 31, 2009, revenues increased to $2.7 billion compared to $2.4 billion in 2008.    Gold production in 2009 totaled 2.42 million ounces at a total cash cost of $295 per gold ounce compared to 2.32 million ounces at a total cash cost of $305 per gold ounce in 2008.  On a co-product basis, total cash costs were consistent with 2008 at $391 per gold ounce.

Net earnings in 2009 were $240.2 million or $0.33 per share, compared to net earnings of $1.5 billion, or $2.07 per share, in 2008.  Adjusted net earnings in 2009 totaled $588.2 million, or $0.80 per share, compared to $397.0 million, or $0.56 per share, in 2008.   Adjusted net earnings primarily exclude the effect of a non-cash foreign exchange loss on revaluation of future income tax liabilities and a gain on securities.  Adjusted net earnings for 2008 primarily exclude the effect of a non-cash foreign exchange gain on revaluation of future income tax liabilities, the first quarter gain on the sale of the Silver Wheaton shares, and a loss on securities.  Non-cash stock option expense of $45.1 million or $0.06 per share has not been excluded in calculating adjusted net earnings in 2009.  Operating cash flows before working capital changes increased 26% to $1.2 billion, or $1.61 per share, from $933.2 million, or $1.31 per share, in 2008.

Operations Review

Extending Leadership Position in Canadian Gold Production

Red Lake produced 156,300 ounces of gold during the fourth quarter. The mine remains on track to increase its annual gold production to 675,000 ounces in 2010 compared to 622,000 ounces in 2009, driven by increased mining rates.  Drilling the deep High Grade zone from the 4199 drift will remain the primary focus of Red Lake exploration efforts in 2010.   Development work for a haulage drift continued at Cochenour, with over 420 meters of the project’s planned 5,500 meter extent already completed.  Upon completion, the haulage drift will transport ore from Cochenour for processing at Red Lake’s existing mill facility.  The dewatering of the Cochenour shaft has reached planned levels, allowing for the commencement of underground drilling in the near future.  Total expenditures for the Cochenour project are expected to be approximately $71 million in 2010.

Also in Ontario, gold production at Musselwhite mine increased to 56,300 ounces for the fourth quarter, driven by improved stope flexibility.   Additional working faces in the PQ Deeps underground is expected to result in further growth in gold production in 2010 to 260,000 ounces.  Gold production at Porcupine was 71,700 ounces in the fourth quarter.  In 2010, Porcupine is expected to produce approximately 280,000 ounces of gold while advancing an underground winze development project that will access new gold discoveries and expanded zones of mineralization at the Hoyle Pond underground complex.

Major Growth Underway in Mexico

Fourth quarter gold production of 60,100 ounces drove the best annual performance to date at Los Filos.  Full-year production of 239,300 ounces in 2009 represented the largest gold production from a single mine in Mexico.   Anticipated first quarter completion of a crushing and agglomeration plant for higher grade ore at Los Filos is expected to drive another strong annual increase in production, to 300,000 ounces in 2010.  In addition, a successful exploration drilling program resulted in a one million ounce increase in proven and probable gold reserves in 2009 with potential for another significant increase in 2010 gold reserves.

Marlin Production Continues to Strengthen

At Marlin mine in Guatemala, productivity increases in underground mining rates and metals recovery enhancements resulted in record production during 2009.  Gold production in the fourth quarter was 78,600 ounces while silver production amounted to 1.33 million ounces.  Marlin is positioned to exceed 2009 gold production of 274,900 ounces with expected 2010 gold production of 290,000 ounces.  Exploration drilling continues to further delineate the 2009 high grade vein discovery in the West Vero zone.

Project Pipeline Update

Peñasquito in Steady-State Production

With the commissioning of Line 1 completed, Peñasquito is routinely producing and selling concentrates as expected.  Construction efforts are now focused on Line 2 with the mills set in place, installation of mill motors in progress and remaining components on site.  Commercial production remains on track for the third quarter of 2010.   Exploration activities in the year ahead will focus on definition of high grade manto resource below the Peñasco pit.

The growing Noche Buena gold resource and the recently acquired Represa deposit at Camino Rojo comprise two important advanced stage satellite exploration projects with strong potential to complement core production at Peñasquito and take advantage of synergies in infrastructure, management and key stakeholder relationships. Exploration will focus on further definition and upgrade of the Noche Buena oxide gold resource and follow-up on recent high-grade gold intercepts in the sulphides.  The exploration team at Camino Rojo will soon commence a program to further define the core Represa deposit and investigate adjacent zones of sulphide mineralization with a supplemental $5 million exploration budget approved for this work in 2010.   Additional regional exploration and drilling activities will continue in the Melchor Ocampo, Mazapil Valley and El Quemado targets.

Enhanced Production Profile at Pueblo Viejo

The Company expects to invest approximately $485 million in the Pueblo Viejo project in the Dominican Republic during 2010.  Development of the project is on track, and as a result of the plan to accelerate the expansion of the processing plant from 18,000 tonnes per day to 24,000 tonnes per day, the previously disclosed expansion capital of $0.3 billion has been brought forward such that the pre-production capital estimate is now expected to be $3.0 billion (100% basis).  The accelerated expansion of the processing plant will increase Goldcorp’s share of estimated annual gold production in its first five years of operation from 400,000 – 430,000 ounces to 415,000 – 450,000 ounces at lower total cash costs of between $250 to $275 per ounce.

Éléonore Pre-Feasibility Study Highlights Project Strength

A recently completed pre-feasibility study for the Éléonore project in Quebec has confirmed management’s expectation for a long-lived underground gold mine with strong, sustained production at low cash costs. Over a 16-year mine life expected to commence in 2015, annual gold production is expected to average approximately 330,000 ounces at cash costs below $400 per ounce based upon an average mined grade of over 10 grams per tonne and a daily processing rate of 3,000 tonnes per day.  The initial capital expenditure for the project is expected to total approximately $800 million.  Project expenditures of approximately $95 million are expected in 2010.

The pre-feasibility study is based on the 2008 reserve and resource update.  The significant increase in inferred gold resources as reported in the Company’s 2009 reserve and resource statement is being incorporated into the study, as are additional opportunities to optimize the project. Drilling of the deposit has identified a deep zone of high grade gold mineralization to the north of the Roberto zone, and scoping efforts have focused on accessing this high grade material earlier in the mine life to further enhance project economics. No production from Éléonore is currently included in the Company’s five-year 57% growth profile.

Collar excavation for the exploration shaft is expected to commence during the first quarter of 2010, with sinking completed in the third quarter of 2012.  Based upon work to be completed in 2010, a construction decision on the Éléonore project is expected by year-end.

El Morro Team Commences Work

Goldcorp completed the acquisition of its 70% stake in the El Morro copper-gold project on February 16, 2010.  A project team has been assembled to advance exploration and development at the site.  Plans to further optimize the existing feasibility study are underway, including possible infrastructure siting changes and evaluation of the potential to heap leach gold-bearing oxide material covering the deposit.

El Morro is located in the prolific Atacama Region in Chile.  Exploration efforts will focus on further definition of the existing 6.7 million ounce proven and probable gold reserve, and 5.7 billion pound proven and probable copper reserve and the investigation of high-potential regional exploration targets within the project concession.  Exploration expenditures at El Morro are expected to add approximately $10 million to the Company’s 2010 exploration budget.

Escobal and Cerro Blanco Progress in Western Guatemala

At the Escobal silver discovery, plans are progressing toward development of this world class resource.  Measured and indicated silver resources at December 31, 2009 totalled 130.1 million ounces and inferred resources totalled 187.5 million ounces.  In-fill and extensional drilling will continue throughout 2010 and baseline environmental work and permitting efforts are underway.  At the Cerro Blanco high-grade gold deposit, the Company will use 2010 to demonstrate several key concepts in preparation for a project feasibility study by mid-2011, including mining and ore processing methodologies and geothermal power generation potential.

CORPORATE RESPONSIBILITY

Goldcorp has enhanced its leadership position in the responsible use and handling of cyanide through several major recognitions.  Marigold mine—previously the first gold mine in the world to be fully certified under the International Cyanide Management Code for the Manufacture, Transport and Use of Cyanide in the Production of Gold (“the Cyanide Code”)—has recently been re-certified.  During 2010, Musselwhite and Marlin became the first mines to be fully certified under the Cyanide Code in Canada and Guatemala, respectively.

Goldcorp is participating or been accepted for membership in several global organizations dedicated to responsible business practices and corporate transparency such as the International Council on Mining and Metals, the United Nations Global Compact, the Extractive Industry Transparency Initiative, the Global Reporting Initiative, the United Nations Voluntary Principles on Security and Human Rights and the International Cyanide Management Code.

This release should be read in conjunction with Goldcorp’s 2009 financial statements and MD&A report on the Company's website, www.goldcorp.com, in the “Investors” section under “Financials”.

A conference call will be held tomorrow March 12, 2010 at 10:00 a.m. (PDT) to discuss the fourth quarter results. Participants may join the call by dialing toll free 1-800-355-4959 or 1-416-695-6622 for calls from outside Canada and the US.  A recorded playback of the call can be accessed after the event until April 9th, 2010 by dialing 1-800-408-3053 or 416-695-5800 for calls outside Canada and the US. Passcode: 3168044. A live and archived audio webcast will also be available at www.goldcorp.com.

Goldcorp is the lowest-cost and fastest growing multi-million ounce gold producer with operations throughout the Americas.  Its gold production remains 100% unhedged.

(1)
The Company has included a non-GAAP performance measure, total cash cost per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  Refer to page 42 of the 2009 annual MD&A for a reconciliation of total cash costs to reported operating expenses.

(2)
Adjusted net earnings and adjusted net earnings per share are non-GAAP measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  Refer to page 43 of the 2009 annual MD&A for a reconciliation of adjusted earnings to reported net earnings.

(3)
Operating cash flows before working capital changes and operating cash flows before working capital changes per share are non-GAAP measures which the Company believes provides a better indicator of the Company's ability to generate cash flow from its mining operations. Cash provided by operating activities reported in accordance with GAAP was $366.5 million and $1,270.2 million in the fourth quarter and year ended December 31, 2009, respectively.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”  “is expected”,  “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or the negative connotation thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.  All forward-looking statements are developed based on assumptions about such risks, uncertainties and other factors set at herein.   Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and other risks of the mining industry, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s annual information form for the year ended December 31, 2009 available at www.sedar.com.  Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  The forward-looking statements contained in this press release are made as of the date of this press release and, accordingly, are subject to change after such date.  Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of Goldcorp's operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

For further information, please contact:
Jeff Wilhoit Vice President, Investor Relations Goldcorp Inc. Telephone: (604) 696-3074 Fax: (604) 696-3001 E-mail: info@goldcorp.com website: www.goldcorp.com

FINANCIAL STATEMENTS TO FOLLOW

SUMMARIZED FINANCIAL RESULTS (in millions of United States dollars, except per share and per ounce amounts)
		Three Months Ended December 31
		2009	2008
Gold produced (ounces)		601,300	691,800
Gold sold (ounces)		573,100	680,200
Copper produced (thousands of pounds)		32,400	46,800
Copper sold (thousands of pounds)		31,300	54,700
Silver produced (ounces)		2,605,900	2,207,800
Silver sold (ounces)		2,535,500	2,264,900
Average realized gold price (per ounce)		$1,107	$797
Average London spot gold price (per ounce)		$1,100	$795
Average realized copper price (per pound)		$3.69	$0.98
Average London spot copper price (per pound)		$3.01	$1.79
Average realized silver price (per ounce)		$10.84	$6.56
Average London spot silver price (per ounce)		$17.57	$10.21
Total cash costs – by-product (per gold ounce)		$289	$323
Total cash costs – co-product (per gold ounce)		$422	$358

Production Data:
Red Lake gold mines :	Tonnes of ore milled	197,700	211,100
	Average mill head grade (grams per tonne)	27	29
	Gold ounces produced	156,300	191,000
	Total cash cost per ounce – by-product	317	232
Porcupine mine :	Tonnes of ore milled	1,005,100	1,006,000
	Average mill head grade (grams per tonne)	2.40	2.81
	Gold ounces produced	71,700	84,700
	Total cash cost per ounce – by-product	$509	$500
Musselwhite mine :	Tonnes of ore milled	337,000	325,700
	Average mill head grade (grams per tonne)	5.49	6.65
	Gold ounces produced	56,300	69,300
	Total cash cost per ounce – by-product	$605	$512
San Dimas mine :	Tonnes of ore milled	166,400	172,800
	Average mill head grade (grams per tonne) - gold	5.89	4.45
	Average mill head grade (grams per tonne) - silver	251	243
	Gold ounces produced	30,800	24,100
	Silver ounces produced	1,274,700	1,275,200
	Total cash cost per ounce – by-product	$272	$252
	Total cash cost per ounce – co-product	$272	$252
Los Filos mine :	Tonnes of ore mined	6,747,300	6,110,000
	Tonnes of waste removed	7,184,800	6,606,700
	Tonnes of ore processed	6,839,100	6,113,800
	Average grade processed (grams per tonne)	0.69	0.56
	Gold ounces produced	60,100	59,400
	Total cash cost per ounce – by-product	$444	$469

SUMMARIZED FINANCIAL RESULTS (Cont.) (in millions of United States dollars, except per share and per ounce amounts)
		Three Months Ended December 31
		2009	2009
Production Data (Cont.):
El Sauzal mine :	Tonnes of ore mined	592,600	643,600
	Tonnes of waste removed	1,766,700	978,600
	Tonnes of ore milled	507,000	556,800
	Average mill head grade (grams per tonne)	2.25	4.35
	Gold ounces produced	34,200	73,800
	Total cash cost per ounce – by-product	$371	$144
Marlin mine :	Tonnes of ore milled	552,400	531,400
	Average mill head grade (grams per tonne) - gold	4.83	4.56
	Average mill head grade (grams per tonne) - silver	99	87
	Gold ounces produced	78,600	68,800
	Silver ounces produced	1,331,200	932,600
	Total cash cost per ounce – by-product	$129	$251
	Total cash cost per ounce – co-product	$336	$337
Alumbrera mine :	Tonnes of ore mined	3,557,400	3,394,500
	Tonnes of waste removed	5,199,900	5,706,400
	Tonned of ore milled	3,556,600	3,751,000
	Average mill head grade (grams per tonne) - gold	0.43	0.66
	Average mill head grade (%) - copper	0.48%	0.63%
	Gold ounces produced	34,600	62,800
	Copper (thousands of pounds) produced	32,400	46,800
	Total cash cost per ounce – by-product	$(1,333)	$212
	Total cash cost per ounce – co-product	$519	$462
Marigold mine :	Tonnes of ore mined	2,051,800	1,990,000
	Tonnes of waste removed	5,077,300	5,009,600
	Tonnes of ore processed	2,051,800	1,943,000
	Average grade processed (grams per tonne)	0.84	0.45
	Gold ounces produced	31,900	27,200
	Total cash cost per ounce – by-product	$482	$527
Wharf mine :	Tonnes of ore mined	815,900	675,700
	Tonnes of ore processed	756,900	700,200
	Average grade processed (grams per tonne)	0.82	0.56
	Gold ounces produced	16,400	18,200
	Total cash cost per ounce – by-product	$805	$511

Financial Data:
Cash flow from operating activities (before changes in non-cash working capital)		$307.6	$230.5
Net earnings		$66.7	$958.1
Earnings per share – basic		$0.09	$1.31
Adjusted net earnings		$182.7	$84.4
Weighted average number of shares outstanding (000’s)		733,079	729,106

Consolidated Statements of Earnings
(US dollars in millions, except for share and per share amounts – Unaudited)
	Three Months Ended December 31		Twelve Months Ended December 31
	2009	2008	2009	2008
Revenues	$778.3	$609.0	$2,723.6	$2,419.6
Operating expenses	321.8	307.7	1,187.3	1,164.2
Depreciation and depletion	141.4	145.2	526.2	499.1
Earnings from mine operations	315.1	156.1	1,010.1	756.3
Corporate administration (1)	40.9	36.7	137.6	136.7
Exploration	9.2	21.3	32.5	66.5
Write-down of mining interests	24.0	47.1	24.0	47.1
Earnings from operations	241.0	51.0	816.0	506.0
Other income (expense)
Interest and other income (expenses)	(13.5)	0.7	(19.1)	28.3
Interest expense and finance fees	(22.0)	(0.1)	(59.0)	(7.2)
Share of earnings of equity investee	-	-	-	3.9
Gain (loss) on non-hedge derivatives, net	(5.7)	963.0	3.6	(2.6)
Gain (loss) on securities, net	44.6	13.8	50.2	(105.9)
Gain on disposition of mining interests	20.1	(80.9)	20.1	2.6
Gain on disposition of Silver Wheaton shares	-	2.6	-	292.5
Dilution gains (loss), net	0.4	-	(0.3)	2.2
Gain (loss) on foreign exchange	(128.9)	0.3	(366.6)	1,058.9
	(105.0)	899.4	(371.1)	1,272.7
Earnings from continuing operations before taxes and non-controlling interests	136.0	950.4	444.9	1,778.7
Income and mining taxes	(70.2)	7.0	(206.7)	(295.4)
Non-controlling interests	0.9	0.7	2.0	(7.7)
Net earnings from continuing operations	66.7	958.1	240.2	1,475.6
Net earnings from discontinued operations	-	-	-	-
Net earnings	$66.7	$958.1	$240.2	$1,475.6
(1) Stock option expense (a non-cash item) is included in Corporate administration	$10.5	$11.9	$45.1	$42.6
Earnings per share from continuing operations
Basic	$0.09	$1.31	$0.33	$2.07
Diluted	0.09	1.31	0.33	2.06
Net earnings per share
Basic	$0.09	$1.31	$0.33	$2.07
Diluted	0.09	1.31	0.33	2.06
Weighted-average number of shares outstanding (000’s)
Basic	733,079	729,106	731,306	711,862
Diluted	737,318	731,354	734,564	715,434

Consolidated Balance Sheets
At December 31
(US dollars in millions - Unaudited)
	2009	2008
Assets
Cash and cash equivalents	$874.6	$262.3
Marketable securities	24.9	8.6
Accounts receivable	232.6	178.6
Income and mining taxes receivable	38.4	15.6
Future income and mining taxes	3.6	3.3
Inventories and stockpiled ore	349.4	226.2
Other	78.0	66.2
Current assets	1,601.5	760.8
Mining interests	18,001.3	17,055.2
Deposits on mining interest expenditures	86.9	230.8
Goodwill	761.8	761.8
Stockpiled ore	93.6	92.6
Investments	390.3	73.4
Other	13.3	26.9
	$20,948.7	$19,001.5
Liabilities
Accounts payable and accrued liabilities	$416.4	$304.8
Income and mining taxes payable	182.6	-
Current debt	16.7	-
Future income and mining taxes	107.9	181.5
Current derivative liabilities	11.4	-
Current liabilities	735.0	486.3
Income and mining taxes payable	65.4	28.0
Long-term debt	719.0	5.3
Future income and mining taxes	3,575.2	3,196.6
Reclamation and closure cost obligations	282.0	262.3
Other	27.8	12.7
	5,404.4	3,991.2
Non-controlling interests	51.1	51.2
Shareholders’ Equity
Common shares, share purchase warrants and stock options, restricted share units and equity component of convertible senior notes	12,908.9	12,625.2
Retained earnings	2,345.5	2,237.0
Accumulated other comprehensive income	238.8	96.9
	2,584.3	2,333.9
	15,493.2	14,959.1
	$20,948.7	$19,001.5

Consolidated Statements of Cash Flows
(US dollars in millions – Unaudited)

	Three Months Ended December 31		Twelve Months Ended December 31
	2009	2008	2009	2008
Operating Activities
Net earnings from continuing operations	$66.7	$958.1	$240.2	$1,475.6
Reclamation expenditures	(7.5)	(2.8)	(26.5)	(17.8)
Transaction costs on convertible senior notes expensed	(0.1)	-	18.5	-
Loss (gain) on securities, net	(44.6)	81.6	(50.2)	105.9
Items not affecting cash
Depreciation and depletion	141.4	145.2	526.2	499.1
Stock based compensation expense	10.5	11.9	45.1	42.6
Write-down of mining interests	24.0	47.1	24.0	47.1
Accretion on convertible senior notes	6.8	-	15.6	-
Share of earnings of equity investee	-	-	-	(3.9)
Unrealized loss (gain) on non-hedge derivatives, net	6.1	1.2	3.3	(7.6)
Gain on disposition of mining interests	(20.1)	(2.6)	(20.1)	(2.6)
Gain on disposition of Silver Wheaton shares	-	-	-	(292.5)
Dilution loss (gains)	(0.4)	(0.3)	0.3	(2.2)
Future income and mining taxes	(1.0)	(21.6)	55.0	157.3
Non-controlling interests	(0.8)	(0.7)	(2.0)	7.7
Unrealized loss (gain) on foreign exchange and other	126.6	(986.6)	350.8	(1,075.5)
Change in non-cash working capital	58.9	17.4	90.0	(67.2)
Cash provided by operating activities of continuing operations	366.5	247.9	1,270.2	866.0
Investing Activities
Acquisitions, net of cash acquired	-	-	-	(553.0)
Expenditures on mining interests	(217.0)	(402.0)	(1,015.0)	(1,141.2)
Deposits on mining interest expenditures	(101.7)	(8.8)	(341.4)	(230.8)
Proceeds from sale of mining interests, net	14.0	-	14.0	-
Proceeds from disposition of Silver Wheaton shares, net	-	-	-	1,505.1
Purchase of securities	(26.2)	-	(181.9)	(20.4)
Proceeds from sale of securities	65.2	-	65.2	0.2
Other	(1.1)	1.0	0.4	(1.6)
Cash used in investing activities of continuing operations	(266.8)	(409.8)	(1,458.7)	(441.7)
Financing Activities
Debt borrowings	1.0	50.0	1,332.0	206.1
Debt repayments	-	(50.0)	(460.0)	(845.0)
Transaction costs on convertible senior notes	0.1	-	(22.7)	-
Common shares issued, net	18.1	9.2	79.1	103.8
Shares issued by subsidiaries to non-controlling interests	2.5	-	2.5	3.9
Dividends paid to common shareholders	(33.0)	(32.7)	(131.7)	(128.7)
Cash provided by (used in) financing activities	(11.3)	(23.5)	799.2	(659.9)
Effect of exchange rate changes on cash and cash equivalents	0.9	(6.2)	1.6	(12.9)
Decrease in cash and cash equivalents	89.3	(191.6)	612.3	(248.5)
Cash and cash equivalents, beginning of period	785.3	453.9	262.3	510.8
Cash and cash equivalents, end of period	$874.6	$262.3	$874.6	$262.3